SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

Luiz Roberto Tiberio

Head of Capital Markets and Investor Relations

SABESP announces 1Q23 results

São Paulo, May 11, 2023 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its first quarter of 2023 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2022.

1

Highlights

The Company recorded a net income of R$ 747.2 million in 1Q23, compared to the R$ 975.6 million reported in 1Q22, a decrease of R$ 228.4 million (-23.4%).

Adjusted EBITDA totaled R$ 2,035.0 million, up by R$ 313.7 million (+18.2%) over the R$ 1,721.3 million reported in 1Q22.

Revenue from sanitation services

Increase of R$ 611.1 million, impacted by: (i) an average tariff adjustment of 12.8% since May 2022; and (ii) a 1.4% increase in total billed volume.

Costs, administrative and selling expenses (excluding construction costs)

Growth of R$ 296.9 million, mainly due to the: (i) R$ 112.8 million increase in services; (ii) R$ 76.1 million increase in salaries, payroll charges, benefits, and pension plan obligations; (iii) R$ 67.4 million increase in depreciation and amortization; and (iv) R$ 35.7 million increase with general expenses.

Impacts from the exchange variation

Exchange variation income on borrowings and financing fell by R$ 510.4 million, due to the lower appreciation of the Brazilian real against the U.S. dollar and the Japanese yen in 1Q23, compared to the appreciation of 1Q22, as shown in the following table:

	1Q23	1Q22
Debt in foreign currency - R$ million	2,634.0	2,603.7
Foreign currency debt as a percentage of total debt - %	14.0	15.0
U.S. dollar variation in the quarter - %	(2.6)	(15.1)
Japanese yen variation in the quarter - %	(3.3)	(19.5)

2

1.	Financial Highlights
					R$ million
		1Q23	1Q22	Var. (R$)%
	Revenue from sanitation services	4,909.3	4,298.2	611.1	14.2
	Construction revenue	1,179.5	888.2	291.3	32.8
	COFINS and PASEP/TRCF taxes	(390.4)	(316.0)	(74.4)	23.5
(=)	Net operating income	5,698.4	4,870.4	828.0	17.0
	Costs and expenses	(3,173.8)	(2,876.9)	(296.9)	10.3
	Construction costs	(1,153.0)	(867.5)	(285.5)	32.9
	Equity results	6.3	5.6	0.7	12.5
	Other operating income (expenses), net	14.6	2.6	12.0	461.5
(=)	Earnings before financial result, income tax, and social contribution	1,392.5	1,134.2	258.3	22.8
	Financial result	(259.5)	340.1	(599.6)	(176.3)
(=)	Earnings before income tax and social contribution	1,133.0	1,474.3	(341.3)	(23.1)
	Income tax and social contribution	(385.8)	(498.7)	112.9	(22.6)
(=)	Net income	747.2	975.6	(228.4)	(23.4)
	Earnings per share (R$)*	1.09	1.43

* Total shares = 683,509,869

Adjusted EBITDA reconciliation (non-accounting measures)

					R$ million
		1Q23	1Q22	Var. (R$)%
	Net income	747.2	975.6	(228.4)	(23.4)
	Income tax and social contribution	385.8	498.7	(112.9)	(22.6)
	Financial result	259.5	(340.1)	599.6	(176.3)
	Other operating income (expenses), net	(14.6)	(2.6)	(12.0)	461.5
(=)	Adjusted EBIT*	1,377.9	1,131.6	246.3	21.8
	Depreciation and amortization	657.1	589.7	67.4	11.4
(=)	Adjusted EBITDA**	2,035.0	1,721.3	313.7	18.2
	(%) Adjusted EBITDA margin	35.7	35.3

* Adjusted EBIT corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to income before: (i) other operating income (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 5,698.4 million in 1Q23, up by 17.0% over 1Q22.

Costs and expenses, which consider construction costs, totaled R$ 4,326.8 million, up by 15.6% over 1Q22.

Adjusted EBIT, of R$ 1,377.9 million, increased by 21.8% over the R$ 1,131.6 million recorded in 1Q22.

Adjusted EBITDA, of R$ 2,035.0 million, increased by 18.2% over the R$ 1,721.3 million recorded in 1Q22 (R$ 7,401.4 million in the last 12 months).

The adjusted EBITDA margin was 35.7% in 1Q23, compared to 35.3% in 1Q22 (32.3% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 44.5% in 1Q23, compared to 42.7% in 1Q22 (41.1% in the last 12 months).

The Company recorded a net income of R$ 747.2 million in 1Q23, compared to R$ 975.6 million in 1Q22.

3

2.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 4,909.3 million in 1Q23, an increase of R$ 611.1 million (+14.2%) over the R$ 4,298.2 million recorded in 1Q22.

The main factors that led to the increase were:

•	Average tariff adjustment of 12.8% since May 2022; and
•	Increase of 1.4% in the total billed volume.

3.	Construction revenue

Construction revenue increased by R$ 291.3 million (+32.8%), due to higher investments made.

4.	Billed volume

The following tables show the water and sewage billed volumes, on quarter-over-quarter basis, per customer category and region.

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY - million m3
Water			Sewage			Water + Sewage
Category	1Q23	1Q22%		1Q23	1Q22%		1Q23	1Q22%
Residential	472.2	472.6	(0.1)	412.8	409.5	0.8	885.0	882.1	0.3
Commercial	46.7	41.4	12.8	43.9	40.3	8.9	90.6	81.7	10.9
Industrial	8.6	8.1	6.2	9.3	9.1	2.2	17.9	17.2	4.1
Public	10.0	9.5	4.9	9.2	8.5	8.1	19.1	18.0	6.4
Total retail	537.5	531.6	1.1	475.2	467.4	1.7	1,012.6	999.0	1.4
Wholesale³	12.2	11.9	2.5	5.6	5.8	(3.4)	17.8	17.7	0.6
Total	549.7	543.5	1.1	480.8	473.2	1.6	1,030.4	1,016.7	1.4

WATER AND SEWAGE BILLED VOLUME[1] PER REGION - million m3
Water			Sewage			Water + Sewage
Region	1Q23	1Q22%		1Q23	1Q22%		1Q23	1Q22%
Metropolitan	358.8	354.3	1.3	316.5	311.0	1.8	675.2	665.3	1.5
Regional²	178.7	177.3	0.8	158.7	156.4	1.5	337.4	333.7	1.1
Total retail	537.5	531.6	1.1	475.2	467.4	1.7	1,012.6	999.0	1.4
Wholesale³	12.2	11.9	2.5	5.6	5.8	(3.4)	17.8	17.7	0.6
Total	549.7	543.5	1.1	480.8	473.2	1.6	1,030.4	1,016.7	1.4

1. Not reviewed by external auditors

2. Including coastal and interior regions

3. Wholesale includes volumes of reuse water and non-domestic sewage

4

5.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses, and construction costs increased by R$ 582.4 million in 1Q23 (+15.6%). Excluding construction costs, the increase was R$ 296.9 million (+10.3%).

Costs, administrative and selling expenses, and construction costs as a percentage of net revenue were 75.9% in 1Q23 compared to 76.9% in 1Q22.

				R$ million
	1Q23	1Q22	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	744.2	668.1	76.1	11.4
General supplies	87.5	71.9	15.6	21.7
Treatment supplies	164.9	147.3	17.6	11.9
Services	624.9	512.1	112.8	22.0
Electricity	395.8	412.0	(16.2)	(3.9)
General expenses	314.8	279.1	35.7	12.8
Tax expenses	21.8	19.0	2.8	14.7
Depreciation and amortization	657.1	589.7	67.4	11.4
Allowance for doubtful accounts	162.8	177.7	(14.9)	(8.4)
Costs, administrative & selling expenses	3,173.8	2,876.9	296.9	10.3
Construction costs	1,153.0	867.5	285.5	32.9
Costs, adm & selling expenses, and construction costs	4,326.8	3,744.4	582.4	15.6
% of net revenue	75.9	76.9

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 76.1 million increase (+11.4%) recorded in 1Q23 was mainly due to:

•	The average salary adjustment of 12.9% (R$ 54.1 million) in May 2022 and the application of 1% referring to the Career and Salary Plan in February 2023, partially offset by the 1.8% decline in the average number of employees; and
•	R$ 16.4 million in healthcare expenses.

General supplies

Increase of R$ 15.6 million (+21.7%), mostly with the maintenance of water and sewage systems, networks, and connections, totaling R$ 16.1 million.

Treatment supplies

Increase of R$ 17.6 million (+11.9%), due to: (i) the increase in product prices, some of which were impacted by the international market, such as aluminum polychloride; and (ii) the higher use of algaecides, coagulants, and disinfectants in several water treatment plants to maintain the quality of raw water.

Services

Service expenses totaled R$ 624.9 million, an increase of R$ 112.8 million (+22.0%) over the R$ 512.1 million recorded in 1Q22. The main increases were:

•	R$ 38.2 million paid to technical services, mainly IT consulting, maintenance, and support;
•	R$ 19.9 million for the maintenance of water and sewage networks, connections, and systems;

5

•	R$ 18.5 million with meter reading and bill delivery;
•	R$ 10.4 million with paving and replacing of sidewalks;
•	R$ 9.1 million with advertising; and
•	R$ 8.6 million with surveillance.

Electricity

Electricity expenses totaled R$ 395.8 million in 1Q23, a decrease of R$ 16.2 million (-3.9%) from the R$ 412.0 million recorded in 1Q22. Of the total, the Free Market Tariffs (FMT) accounted for 55.1% of total expenses in 1Q23 (52.0% in 1Q22) while the Regulated Market Tariffs (RMT) accounted for 44.9% (48.0% in 1Q22). The main factors that contributed to this variation were:

•	An average decrease of 2.2% in FMT prices (including Grid Market Tariffs - TUSD), with a 4.8% increase in consumption; and
•	An average decrease of 14.0% in RMT tariffs, with a decrease of 2.1% in consumption.

Electricity tariffs were impacted, among others, by: (i) the tariff flag from water shortage in 1Q22; and (ii) the lower tax burden on electricity bills since June 2022, as a consequence of Supplementary Law 194/2022.

General expenses

Increase of R$ 35.7 million (+12.8%), totaling R$ 314.8 million in 1Q23, compared to the R$ 279.1 million recorded in 1Q22, mainly from the higher provision for transfer to the municipal funds for environmental sanitation and infrastructure, of R$ 23.5 million. Expenses with municipal transfers totaled R$ 186.5 million in 1Q23, compared to the R$ 163.0 million reported in 1Q22 (+14.4%), mainly due to higher operating revenue.

Depreciation and amortization

The R$ 67.4 million increase (+11.4%) was mainly due to the beginning of operations of intangible assets, totaling R$ 5.3 billion.

Allowance for doubtful accounts

Decrease of R$ 14.9 million, from R$ 177.7 million in 1Q22 to R$ 162.8 million in 1Q23, due to the higher number of overdue bills received in 1Q23.

6

6.	Financial result
				R$ million
	1Q23	1Q22	Var. (R$)%
Financial expenses, net of income	(257.2)	(171.9)	(85.3)	49.6
Monetary and exchange variations, net	(2.3)	512.0	(514.3)	(100.4)
Financial Result	(259.5)	340.1	(599.6)	(176.3)

Financial expenses, net of revenue

				R$ million
	1Q23	1Q22	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(273.1)	(189.6)	(83.5)	44.0
Interest and charges on international borrowings and financing	(21.0)	(8.6)	(12.4)	144.2
Other financial expenses	(122.1)	(114.3)	(7.8)	6.8
Total financial expenses	(416.2)	(312.5)	(103.7)	33.2
Financial revenue	159.0	140.6	18.4	13.1
Financial expenses, net of revenue	(257.2)	(171.9)	(85.3)	49.6

The main impacts resulted from:

•	Increase of R$ 83.5 million in interest and charges on domestic borrowings and financing, mainly due to: (i) higher interest on debentures, of R$ 49.5 million, including the effect of the amortization of the 17th and 21st issuances, as well as the proceeds of the 30th issuance which totaled R$ 32.2 million in financial expenses; and (ii) a rise in the average DI rate (from 10.27% in 1Q22 to 13.65% in 1Q23), which impacted interest on domestic borrowings;
•	Increase of R$ 12.4 million in interest and charges on international borrowings and financing, mainly the lower appreciation of the Brazilian real against the U.S. dollar and the Japanese yen in 1Q23 (2.63% and 3.29%, respectively), compared to the appreciation observed in 1Q22 (15.10% and 19.50%, respectively); and
•	Increase of R$ 18.4 million in financial revenues, mainly on financial investments in 1Q23, as a result of the higher average DI rate.

Monetary and exchange variation, net

				R$ million
	1Q23	1Q22	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(70.5)	(70.7)	0.2	(0.3)
Exchange variations on borrowings and financing	83.8	594.2	(510.4)	(85.9)
Other monetary variations	(75.7)	(69.9)	(5.8)	8.3
Total monetary and exchange variations on liabilities	(62.4)	453.6	(516.0)	(113.8)
Monetary and exchange variations on assets	60.1	58.4	1.7	2.9
Monetary and exchange variations, net	(2.3)	512.0	(514.3)	(100.4)

The effect on the net monetary and exchange variations in 1Q23 was R$ 514.3 million, highlighting the negative variation of R$ 510.4 million in exchange variations on borrowings and financing, due to the lower

7

appreciation of the Brazilian real against the U.S. dollar and the Japanese yen in 1Q23 (2.63% and 3.29%, respectively), compared to the appreciation observed in 1Q22 (15.10% and 19.50%, respectively).

7.	Income tax and social contribution

The R$ 112.9 million decrease in 1Q23 was mainly due to:

•	Higher costs and expenses, of R$ 582.4 million; and
•	Lower gains with exchange variation, of R$ 510.4 million.

The factors above were mitigated by higher net operating revenue, of R$ 828.0 million.

8.	Indicators
a)	Operating
Operating indicators*	1Q23	1Q22%
Water connections[1]	10,206	9,872	3.4
Sewage connections[1]	8,684	8,451	2.8
Population directly served - water[2]	28.1	27.8	1.1
Population directly served - sewage[2]	24.8	24.6	0.8
Number of employees	12,211	12,435	(1.8)
Water volume produced[3]	733.0	714.5	2.6
IPM - Micromeasured Water Loss (%)[4]	29.5	27.9	5.7
IPDt (liters/connection x day)[4]	255	248	2.8

1. Total active and inactive connections in thousands of units at the end of the period

2. In millions of inhabitants, at the end of the period. Excluding wholesale supply

3. In millions of m³. Excluding volumes produced in the municipalities of Aguaí, Tapiratiba, and Tejupá in 1Q22.

4. Excluding volumes and connections of Mauá, Aguaí, and Tapiratiba in 1Q22

* Not reviewed by external auditors

b)	Economic
Economic variables at the end of the quarter*	1Q23	1Q22
IPCA - Amplified Consumer Price Index¹	2.09	3.20
INPC - National Consumer Price Index¹	1.88	3.42
IPC - Consumer Price Index¹	1.46	2.95
DI - Interbank Deposit²	13.65	10.27
U.S. dollar³	5.0804	4.7378
Japanese yen³	0.03827	0.03902

1. Accrued in the quarter (%)

2. Average quarterly rate (%)

3. Ptax sale rate on the last day

* Not reviewed by external auditors

8

9.	Loans and financing
								R$ thousand
DEBT PROFILE
INSTITUTION	2023	2024	2025	2026	2027	2028	2029 onwards	TOTAL	% of total
Local Currency
Debêntures	377,852	1,077,166	1,207,210	1,085,512	1,720,562	651,547	1,527,548	7,647,397	42
Caixa Econômica Federal	74,079	101,891	108,253	115,014	122,187	129,675	901,743	1,552,842	9
BNDES	179,344	234,620	214,281	204,396	191,790	72,559	221,836	1,318,826	7
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,257,504	2,254,923	12
IDB INVEST	32,770	53,650	82,575	144,821	147,159	182,022	695,813	1,338,810	7
IFC	80,000	80,000	80,000	80,000	80,000	80,000	271,224	751,224	4
Lease¹	55,373	16,401	9,518	4,061	476	0	0	85,829	1
Leasing (others)²	0	44,849	47,149	36,931	30,224	33,411	154,407	346,971	2
Others	8,296	2,986	2,753	141	0	0	0	14,176	0
Interest and other charges	348,622	2,301	0	0	0	0	0	350,923	2
Total in Local Currency	1,247,010	1,795,213	1,933,088	1,852,225	2,473,747	1,330,563	5,030,075	15,661,921	86
Foreign Currency
IDB	26,108	52,217	63,444	22,455	22,455	22,455	328,061	537,195	3
IBRD	15,444	30,887	30,887	30,887	30,887	30,887	218,304	388,183	2
JICA	87,629	164,209	164,209	164,209	164,209	164,209	748,430	1,657,104	9
IDB 1983AB	39,010	0	0	0	0	0	0	39,010	0
Interest and other charges	12,510	0	0	0	0	0	0	12,510	0
Total in Foreign Currency	180,701	247,313	258,540	217,551	217,551	217,551	1,294,795	2,634,002	14
TOTAL	1,427,711	2,042,526	2,191,628	2,069,776	2,691,298	1,548,114	6,324,870	18,295,923	100

1. Refers to work contracts signed as Assets Lease

2. Obligations related to leasing agreements, mainly vehicle leases

Covenants

The table below shows the most restrictive clauses in 1Q23:

Restrictive clauses
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt1 / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00

1.“Other Onerous Debt” corresponds to the sum of pension plan obligations, healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier

In 1Q23, the Company met the requirements of its loans and financing agreements.

9

10.	CAPEX

Investments totaled R$ 1,236.1 million in 1Q23, presented as additions in the notes to the quarterly information under Contract Asset, Intangible Assets, and Property, Plant and Equipment, of R$ 1,204.8 million, R$ 0.4 million, and R$ 30.9 million, respectively. Cash disbursed in 1Q23 referring to investments, including from previous periods, totaled R$ 601.3 million.

The table below shows investments broken down by water, sewage, and region:

			R$ million
	Water	Sewage	Total
Metropolitan Region	315.8	568.4	884.2
Regional Systems	188.0	163.9	351.9
Total	503.8	732.3	1,236.1

10

For more information, please contact:

Investor Relations

Tel. +55 (11) 3388-8793 / 9267

E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

11

Income Statement

Brazilian Corporate Law		R$ '000
	Jan-Mar 2023	Jan-Mar 2022
Net Operating Income	5,698,369	4,870,390
Operating Costs	(3,653,723)	(3,116,386)
Gross Profit	2,044,646	1,754,004
Operating Expenses
Selling	(225,657)	(196,587)
Allowance for doubtful accounts	(162,805)	(177,694)
Administrative expenses	(284,679)	(253,792)
Other operating revenue (expenses), net	14,634	2,564
Operating Income Before Shareholdings	1,386,139	1,128,495
Equity Result	6,334	5,583
Earnings Before Financial Results, net	1,392,473	1,134,078
Financial, net	(343,151)	(252,742)
Exchange gain (loss), net	83,623	592,866
Earnings before Income Tax and Social Contribution	1,132,945	1,474,202
Income Tax and Social Contribution
Current	(383,488)	(489,505)
Deferred	(2,245)	(9,158)
Net Income for the period	747,212	975,539
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.09	1.43
Depreciation and Amortization	(657,145)	(589,746)
Adjusted EBITDA	2,034,984	1,721,260
% over net revenue	35.7%	35.3%

12

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	03/31/2023	12/31/2022
Current assets
Cash and cash equivalents	836,450	1,867,485
Financial investments	1,649,313	1,677,873
Trade receivables	3,194,099	3,062,574
Related parties and transactions	198,687	205,793
Inventories	117,296	124,247
Restricted cash	48,301	37,474
Currrent recoverable taxes	266,437	242,906
Other assets	93,173	66,312
Total current assets	6,403,756	7,284,664

Noncurrent assets
Trade receivables	213,390	215,234
Related parties and transactions	958,670	950,950
Escrow deposits	175,872	170,093
National Water and Sanitation Agency – ANA	9,168	9,193
Other assets	146,545	146,362

Equity investments	149,551	110,765
Investment properties	46,714	46,726
Contract assets	8,714,054	8,613,968
Intangible assets	39,744,201	39,320,871
Property, plant and equipment	364,870	338,939
Total noncurrent assets	50,523,035	49,923,101

Total assets	56,926,791	57,207,765

LIABILITIES AND EQUITY	03/31/2023	12/31/2022
Current liabilities
Trade payables	257,746	430,946
Borrowings and financing	1,976,816	2,245,960
Accrued payroll and related charges	495,529	498,504
Taxes and contributions	338,254	293,461
Dividends and interest on capital payable	741,725	741,725
Provisions	911,048	924,038
Services payable	604,532	723,242
Public-Private Partnership – PPP	225,982	222,413
Program Contract Commitments	62,601	100,188
Other liabilities	549,562	476,865
Total current liabilities	6,163,795	6,657,342

Noncurrent liabilities
Borrowings and financing	16,319,107	16,712,711
Deferred income tax and social contribution	191,523	189,278

13

Deferred Cofins and Pasep	161,314	159,723
Provisions	738,163	686,746
Pension obligations	2,143,788	2,150,191
Public-Private Partnership – PPP	2,647,480	2,736,768
Program Contract Commitments	12,322	12,197
Other liabilities	468,554	569,276
Total noncurrent liabilities	22,682,251	23,216,890

Total liabilities	28,846,046	29,874,232

Equity
Capital stock	15,000,000	15,000,000
Earnings reserves	12,155,890	12,155,890
Other comprehensive income	177,643	177,643
Retained earnings	747,212	-
Total equity	28,080,745	27,333,533

Total equity and liabilities	56,926,791	57,207,765

14

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Mar 2023	Jan-Mar 2022
Cash flow from operating activities
Profit before income tax and social contribution	1,132,945	1,474,202
Adjustment for Net income reconciliation:
Depreciation and amortization	657,145	589,746
Residual value of property, plant and equipment and intangible assets written-off	3,515	2,406
Allowance for doubtful accounts	162,805	177,694
Provision and inflation adjustment	70,031	78,415
Interest calculated on loans and financing payable	316,805	219,454
Inflation adjustment and foreign exchange gains (losses) on loans and financing	(13,316)	(523,312)
Interest and inflation adjustment losses	6,915	7,604
Interest and inflation adjustment gains	(28,976)	(63,518)
Financial charges from customers	(95,653)	(81,830)
Margin on intangible assets arising from concession	(26,519)	(20,685)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	(345)	(743)
Equity result	(6,334)	(5,583)
Interest and inflation adjustment (Public-Private Partnership)	123,045	122,150
Provision from São Paulo agreement	155,387	134,962
Pension obligations	51,921	47,173
Other adjustments	4,119	3,451
	2,513,490	2,161,586
Changes in assets
Trade accounts receivable	(183,680)	(299,418)
Accounts receivable from related parties	10,172	(10,415)
Inventories	6,951	(4,000)
Recoverable taxes	(23,531)	12,978
Escrow deposits	(742)	(13,378)
Other assets	(33,323)	(36,990)
Changes in liabilities
Trade payables and contractors	(414,033)	(218,600)
Services payable	(274,097)	(55,564)
Accrued payroll and related charges	(2,630)	(73,155)
Taxes and contributions payable	(225,360)	(64,184)
Deferred Cofins/Pasep	1,591	135
Provisions	(31,604)	(86,310)
Pension obligations	(58,324)	(53,476)
Other liabilities	(232,389)	4,652
Cash generated from operations	1,052,491	1,263,861

Interest paid	(543,850)	(347,631)
Income tax and contribution paid	(113,335)	(299,387)

Net cash generated from operating activities	395,306	616,843

15

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(570,332)	(651,660)
Restricted cash	(10,827)	1,261
Financial investments	28,560	(443,715)
Purchases of tangible assets	(30,954)	(8,566)
Net cash used in investing activities	(583,553)	(1,102,680)

Cash flow from financing activities
Loans and financing
Proceeds from loans	121,611	1,084,506
Repayments of loans	(716,239)	(661,268)
Public-Private Partnership – PPP	(208,764)	(156,364)
Program Contract Commitments	(39,396)	(7,474)
Net cash used in financing activities	(842,788)	259,400

Increase/(decrease) in cash and cash equivalents	(1,031,035)	(226,437)

Represented by:
Cash and cash equivalents at beginning of the year	1,867,485	717,929
Cash and cash equivalents at end of the year	836,450	491,492
Increase/(decrease) in cash and cash equivalents	(1,031,035)	(226,437)

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 12, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.